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                  SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C. 20549
                       ------------------------

                              SCHEDULE TO

       Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                of the Securities Exchange Act of 1934
                            Amendment No. 2
                       ------------------------

                        SUMMIT AUTONOMOUS INC.
              (formerly known as Summit Technology, Inc.)
                  (Name of Subject Company (Issuer))

                        ALCON ACQUISITION CORP.
                          ALCON HOLDINGS INC.
                 (Names of Filing Persons (Offerors))

                Common Stock, Par Value $0.01 Per Share
  (including the associated Series A Preferred Stock Purchase Rights)
                    (Title of Class of Securities)

                              86627E 10 1
                 (CUSIP Number of Class of Securities)

                       ------------------------

                       Elaine E. Whitbeck, Esq.
                          ALCON HOLDINGS INC.
                          6201 South Freeway
                     Fort Worth, Texas 76134-2099
                            (817) 551-8693

     (Name, Address and Telephone Number of Persons Authorized to
    Receive Notices and Communications on Behalf of Filing Persons)
                       ------------------------

                               Copy to:
                       Alan C. Stephenson, Esq.
                        Cravath, Swaine & Moore
                            Worldwide Plaza
                           825 Eighth Avenue
                       New York, New York 10019
                            (212) 474-1000

                       ------------------------
                             June 25, 2000
                       ------------------------

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[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to    [ ] issuer tender-offer subject
    Rule 14d-1.                                to Rule 13e-4.

[ ] going private transaction subject to   [ ] amendment to Schedule 13D
    Rule 13e-3.                                under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

          Alcon Acquisition Corp., a Massachusetts corporation (the "Purchaser"), and Alcon Holdings Inc., a Delaware corporation ("Parent"), hereby amend and supplement their Tender Offer Statement on Schedule TO (the "Statement"), originally filed on June 5, 2000, with respect to the Purchaser's offer to purchase all the outstanding shares of Common Stock, par value $0.01 per share, of Summit Autonomous Inc., a Massachusetts corporation (the "Company"), together with the associated rights to purchase Series A Preferred Stock, par value $0.01 per share, issued pursuant to the Rights Agreement dated as of March 28, 2000 between the Company and Fleet National Bank. Capitalized terms used and not otherwise defined herein have the meanings assigned thereto in the Statement.

Item 11.  Additional Information.

          On June 25, 2000, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(1)(i) and is incorporated herein by reference.

Item 12.  Exhibits.

(a)(1)(i)  Press release issued by Parent on June 25, 2000.

                                 SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            ALCON ACQUISITION CORP.


                            by     /s/ Elaine E. Whitbeck
                                -----------------------------------
                                Name:  Elaine E. Whitbeck
                                Title: President

                            ALCON HOLDINGS INC.,


                            by     /s/ Timothy R.G. Sear
                                -----------------------------------
                                Name:  Timothy R.G. Sear
                                Title: Chairman of the Board,
                                        Chief Executive Officer
                                        and President

Date:  June 26, 2000

                               Exhibit Index

Exhibit No.     Exhibit Name
-----------     ------------
(a)(1)(i)       Press release issued by Parent on June 25, 2000.

                                                          Exhibit (a)(1)(i)


                                                                      Alcon
                                                         6201 South Freeway
                                                    Fort Worth, Texas 76134

Alcon Announces Expiration of Hart-Scott-Rodino
Waiting Period Relating to the Acquisition of
Summit Autonomous Inc.

     Fort Worth, TX - June 25, 2000 - Alcon Holdings Inc. today announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 relating to Alcon's proposed acquisition of Summit Autonomous Inc. has expired. The tender offer for all the outstanding shares of Summit Autonomous common stock is currently scheduled to expire at midnight on Friday, June 30, 2000.

     Alcon is the global leader in the research, development, manufacture and marketing of ophthalmic products, including surgical instruments and accessory products, intraocular lenses, prescription drugs and contact lens care solutions. Alcon is a subsidiary of Nestle SA. Founded in Fort Worth, Texas in 1947, Alcon now employs more than 10,000 individuals around the world. Total sales for 1999 were $2.4 billion, with activity in more than 170 markets.

     One of the cornerstones of Alcon's success is its commitment to research and development. Housed at the company's headquarters in Fort Worth is the 400,000 square-foot William C. Conner Research Center, the largest and most sophisticated eye research center in the world. Over the next five years, Alcon plans to spend more than $1 billion on eye-related research, more than any entity outside of the National Eye Institute.

                                   # # #
                                                                        For
                                                  more information contact:
                                                                 Mary Dulle
                                         Director, Corporate Communications
                                                                      Alcon
                                                             (817) 551-8058
                                                   mary.dulle@alconlabs.com